EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30
	2012	2011
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$919	$770
Interest and other charges, before reduction for amounts capitalized and deferred	750	763
Provision for income taxes	658	550
Interest element of rentals charged to income (1)	105	114
Earnings as defined	$2,432	$2,197

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$750	$763
Interest element of rentals charged to income (1)	105	114
Fixed charges as defined	$855	$877

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.84	2.51

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.